DIVIDEND REINVESTMENT PLAN

OF

CAPITAL GROUP KKR MULTI-SECTOR+

Capital Group KKR Multi-Sector+, a Delaware statutory trust (the “Fund”), hereby adopts effective as of [Date], the following Dividend Reinvestment Plan (the “Plan”) with respect to distributions declared by its board of trustees (the “Board”) on its shares of beneficial interest (the “Shares”):

1.            Participation; Agent. The Fund’s Plan is available to shareholders of record of the Shares. American Funds Service Company (“Plan Administrator”) acting as agent for each Fund with participants in the Plan, will apply income dividends or capital gains or other distributions (each, a “Distribution” and collectively, “Distributions”) that become payable to such participant on Shares (including shares held in the participant’s name and shares accumulated under the Plan), to the purchase of additional whole and fractional Shares for such participant.

2.            Eligibility and Election to Participate. Participation in the Plan is limited to registered owners of Shares. The Fund’s Board reserves the right to amend or terminate the Plan. Shareholders must elect to participate in the Plan (each who makes such election, a “participant”). Each participant is required to include all of the Shares owned by such participant in the Plan. Dividends and capital gain distributions paid to retirement plan participants will be automatically reinvested.

3.            Share Purchases; Valuation. On the payment date for a Distribution, the Plan Administrator, on the participant’s behalf, will receive additional, newly issued shares, including fractions (“Additional Authorized Shares”). The number of Additional Authorized Shares to be credited when Distributions are reinvested will be determined by dividing the dollar amount of the Distribution by the Fund’s net asset value per Share on the declaration date. There will be no sales load charged on Shares issued to a participant under the Plan. All shares purchased under the Plan will be held in the name of each participant. In the case of shareholders, such as banks, brokers or nominees, that hold shares for others who are beneficial owners participating under the Plan, the Plan Administrator will administer the Plan on the basis of the number of shares representing the total amount of shares registered in the shareholder’s name and held for the account of beneficial owners participating under the Plan.

4.            Timing of Purchases. It is contemplated that the Fund will pay dividends monthly. The Fund expects to issue Additional Authorized Shares pursuant to the Plan, immediately following each Distribution payment date and the Plan Administrator will make every reasonable effort to reinvest all Distributions one business day after the Distribution is paid (except where necessary to comply with applicable securities laws) by the Fund. If, for any reason beyond the control of the

Plan Administrator, reinvestment of the Distributions cannot be completed within 30 days after the applicable Distribution payment date, funds held by the Plan Administrator on behalf of a participant will be distributed to that participant.

5.            Cross-reinvestment of Dividends and Distributions. Participants may cross-reinvest dividends and capital gains distributions issued by one fund into other applicable funds advised by Capital Research and Management Company or its affiliates in the same share class at net asset value, subject to the following conditions:

a)	the aggregate value of a participant’s account(s) in the fund(s) paying distributions equals or exceeds $5,000; provided, however, that the foregoing requirement may be waived if the value of the account in the fund receiving the distributions equals or exceeds that fund’s minimum initial investment requirement;

b)	if the value of the account of the fund receiving distributions is below the minimum initial investment requirement, distributions may be automatically reinvested; and

c)	if a participant discontinues the cross-reinvestment of distributions, the value of the account of the fund receiving distributions must equal or exceed the minimum initial investment requirement. If a shareholder does not meet this requirement within 45 days of notification, the fund has the right to automatically redeem the account.

6.            Account Statements. The Plan Administrator will maintain all shareholder accounts and furnish written confirmations of all transactions in the accounts, including information needed by shareholders for personal and tax records. The Plan Administrator will hold shares in the account of the shareholders in non-certificated form in the name of the participant, and each participant’s proxy, if any, will include those shares purchased pursuant to the Plan. The Plan Administrator will confirm to each participant each acquisition made pursuant to the Plan as soon as practicable but not later than 10 business days after the date thereof. No certificates for any full or fractional Shares will be issued. No less frequently than quarterly, the Plan Administrator will provide to each participant an account statement showing Distributions paid during the quarter, the number of shares purchased with the Distribution, and the year-to-date Distributions paid.

7.            Expenses. There will be no direct expenses to participants for the administration of the Plan. There is no direct service charge to participants with regard to purchases under the Plan; however, the Fund reserves the right to amend the Plan to include a service charge payable by the participants. All fees associated with the Plan will be paid by the Fund.

8.            Taxation of Distributions. The reinvestment of Distributions does not relieve the participant of any taxes which may be payable on such Distributions.

9.            Voting of Shares. Shares issued pursuant to the Plan will have the same voting rights as the Shares issued pursuant to the Fund’s public offering.

10.       Absence of Liability. Neither the Fund nor the Plan Administrator shall have any responsibility or liability beyond the exercise of ordinary care for any action taken or omitted pursuant to the Plan, nor shall they have any duties, responsibilities or liabilities except such as expressly set forth herein. Neither the Fund nor the Plan Administrator shall be liable for any act done in good faith or for any good faith omission to act, including, without limitation, any claims of liability with respect to prices at which shares are purchased for the participant’s account and the terms on which such purchases are made. Each participant’s uninvested funds held by the Plan Administrator will not bear interest. Neither the Fund nor the Plan Administrator shall have liability in connection with any inability to purchase Shares within the time provided, or with the timing of any purchases effected. Neither the Fund nor the Plan Administrator shall bear responsibility for the value of Shares acquired. NOTWITHSTANDING THE FOREGOING, LIABILITY UNDER THE U.S. FEDERAL SECURITIES LAWS CANNOT BE WAIVED.

11.       Termination of Participation. A shareholder who does not wish to have Distributions automatically reinvested may terminate participation in the Plan at any time by written instructions to that effect to the Plan Administrator. Such written instructions must be received by the Plan Administrator five (5) days prior to the record date of the Distribution or the shareholder will receive such Distribution in Shares through the Plan.

If a participant elects to withdraw from the Plan, and the postal or other delivery service is unable to deliver checks to the participant’s address of record, or the participant does not respond to mailings from American Funds Service Company with regard to uncashed distribution checks, such participant’s distribution option may be automatically converted to having all dividends and other distributions reinvested in additional shares.

12.       Amendment, Supplement, Termination, and Suspension of Plan. This Plan may be amended, supplemented, or terminated by the Fund at any time in its sole and absolute discretion. The amendment or supplement shall be filed with the Securities and Exchange Commission as an exhibit to a subsequent appropriate filing made by the Fund and shall be deemed to be accepted by each participant unless, prior to its effective date thereof, the Plan Administrator receives written notice of termination of the participant’s account. Amendment may include an appointment by the Fund or the Plan Administrator with the approval of the Fund of a successor agent, in which event such successor shall have all of the rights and obligations of the

Plan Administrator under this Plan. The Fund may suspend the Plan at any time without notice to the participants.

13.       Governing Law. This Plan and the authorization form signed by the participant (which is deemed a part of this Plan) and the participant’s account shall be governed by and construed in accordance with the laws of the State of California.

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IN WITNESS WHEREOF, the Fund has caused this Plan to be executed by its officer thereunto duly authorized, as of [Date].

Capital GROUP KKR MULTI-SECTOR+

By

Michael R. Tom

Secretary